June 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	TradeUP Acquisition Corp. Registration Statement on Form S-1 Filed February 19, 2021, as amended (File No. 333-253322) Withdrawal of Acceleration Request

Dear Ms. Barberena-Meissner:

We, as representatives of the several underwriters of the proposed public offering of the securities of TradeUP Acquisition Corp., hereby respectfully withdraw our request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 set forth in our letter, dated June 24, 2021.

Very truly yours,
By:	US Tiger Securities, Inc.

By:	/s/ Lei Huang
Name: Lei Huang Title: CEO